Exhibit 99.1

WESTERN WIND ENERGY CORP.

     EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)

(a)	The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. (“G&C”) One Adelaide Street East, 29th Floor Toronto, Ontario M5C 2V9

(b)
The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since our last report filed on July 10, 2008, G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, acquired 326,000 common shares of Western Wind Energy Corp. (“Western Wind”). During this period, the issued and outstanding share capital number increased. This represents a decrease of G&C’s position in Western Wind by 1.54% on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, a decrease by 1.93% on a partially diluted basis, as at August 31, 2008.

(c)
The designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 4,459,500 common shares and 877,200 purchase warrants of Western Wind. This represents an approximate 12.15% interest, on an undiluted basis, or assuming the conversion of purchase warrants into common shares, an approximate 14.20% interest, on a partially diluted basis, as at August 31, 2008.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii)
the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and

Not applicable.

(iii)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

G&C, through one or more mutual funds or other client accounts managed by it, exercises control or direction over 4,459,500 common shares and 877,200 purchase warrants of Western Wind. This represents an approximate 12.15% interest on an undiluted basis, or assuming the conversion of purchase warrants into common shares, an approximate 14.20% interest on a partially diluted basis.

(e)
The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The securities of Western Wind acquired by G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(g)	The names of any joint actors in connection with the disclosure required by this Form.

Not applicable.

(h)
If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i)	Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 10th day of September, 2008.

GOODMAN & COMPANY,
INVESTMENT COUNSEL LTD.

Per: “Rohit Sehgal”
Name: Rohit Sehgal
Title: Vice President, Counselling
and Chief Investment Strategist